FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending September 2013

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Issued: Monday 9 September 2013, London UK - LSE Announcement

GlaxoSmithKline reaches agreement to divest Lucozade and Ribena for £1.35 billion

GlaxoSmithKline (LSE:GSK) today announced it has reached agreement to sell its nutritional drinks brands Lucozade and Ribena to Suntory Beverage & Food Ltd (SBF), the Japanese consumer goods company, for £1.35 billion in cash.  It is expected that the transaction will be completed by the end of the year, subject to regulatory approvals.

GSK's Consumer Healthcare business has been increasing its focus around a core portfolio of healthcare brands, with a particular emphasis on emerging markets.  As part of this, the company initiated a strategic review of Lucozade and Ribena in February 2013 and subsequently announced its decision to divest the brands, subject to the realisation of appropriate shareholder value.

The net proceeds of the transaction after tax, fees and costs are estimated to be approximately £1.3 billion. The net profit will be excluded from core operating profit and EPS in 2013.  The proceeds will be used to reduce debt and for general corporate purposes.

Annual sales of the two brands were approximately £0.5 billion in 2012.

The transaction is an asset deal that will be completed on a cash and debt free basis. SBF will acquire global rights to the brands and GSK's Coleford manufacturing site, which is located in the Forest of Dean in the UK. The vast majority of employees at the site and those working on Lucozade and Ribena in commercial and R&D functions will transfer to SBF under the provisions of English employment law.  In Nigeria, GSK will continue to manufacture and distribute Lucozade and Ribena under licence from SBF.

David Redfern, Chief Strategy Officer, GSK, said:"Lucozade and Ribena are iconic brands that have made a huge contribution to GSK over the years, but now is the right time to sell them as we increase the focus of our Consumer Healthcare business and execute the delivery of our late stage pipeline of pharmaceuticals and vaccines.  We believe the future of Lucozade and Ribena is in good hands given SBF's established beverages business, ambitious growth plans and also their recognition of the strong performance and capability of the GSK employees working on these products."

S M Bicknell
Company Secretary

9 September 2013

About Suntory Beverage & Food Ltd
Suntory Beverage & Food Ltd ("SBF") is a leading global soft drink company, headquartered in Japan and listed on the Tokyo Stock Exchange, with an integrated platform across four key regions: Japan, Europe, Oceania and Southeast Asia. SBF has an extensive product line-up and in 2012 was the number 4 supplier of soft drinks globally and 2nd in Japan. SBF's vision is to be the leading global soft drink company recognized for its premium and unique brands.

SBF is a core company of Suntory Group, which was founded in 1899.  With global consolidated sales of over £12 billion in 2012, Suntory has a range of businesses encompassing alcoholic beverages, wellness, food, restaurants and flowers with approximately 200 companies and 29,000 employees across Japan, Europe, Asia Pacific and the Americas. For further information please visit http://www.suntory.com/softdrink/index.html

GlaxoSmithKline - One of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com

GlaxoSmithKline Enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)
	David Daley	+44 (0) 20 8047 5502	(London)
	Catherine Hartley	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Stephen Rea	+1 215 751 4394	(Philadelphia)
	Kevin Colgan	+1 919 483 2933	(North Carolina)
	Melinda Stubbee	+1 919 483 2510	(North Carolina)
	Mary Anne Rhyne	+1 919 483 0492	(North Carolina)
	Sarah Alspach	+1 202 715 1048	(Washington, DC)
	Jennifer Armstrong	+1 215 751 5664	(Philadelphia)

Analyst/Investor enquiries:	Ziba Shamsi	+ 44 (0) 20 8047 3289	(London)
	Lucy Budd	+44 (0) 20 8047 2248	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+ 44 (0) 20 8047 5503	(London)
	James Dodwell	+ 44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+ 1 215 751 7002	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under Item 3.D 'Risk factors' in the company's Annual Report on Form 20-F for 2012.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: September 09, 2013

By: SIMON BICKNELL
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Simon Bicknell
Authorised Signatory for and on
behalf of GlaxoSmithKline plc